Exhibit 12.1

Hanover Compressor Company
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars, except ratio amounts)

	Year Ended December 31,
	2004 (1)	2003 (2)	2002 (3)	2001	2000
Earnings:
Income (loss) from continuing operations before income taxes	$(29,324)	$(113,859)	$(97,325)	$107,257	$67,539
Add:
Interest on indebtedness and amortization of capitalized interest, debt expense and discount	147,991	85,524	40,453	31,760	15,110
Leasing expense and the estimated interest factor attributable to rents	3,450	49,818	95,362	71,315	45,972
Equity in income of non-consolidated affiliates in excess of distributions of income	(10,112)	(4,563)	(1,966)	(9,607)	(2,568)

Earnings as adjusted	$112,005	$16,920	$36,524	$200,725	$126,053

Fixed charges:
Interest on indebtedness, amortization of debt expense and discount and capitalized interest	$147,252	$86,033	$42,577	$34,250	$16,871
Leasing expense and the estimated interest factor attributable to rents	3,450	49,818	95,362	71,315	45,972

Total fixed charges	$150,702	$135,851	$137,939	$105,565	$62,843

Ratio of earnings to fixed charges	—	—	—	1.90	2.01

(1)	Due to Hanover’s loss for the year ended December 31, 2004, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $38.7 million to achieve coverage of 1:1. During the year, we recorded $0.4 million in pre-tax income. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2004.

(2)	Due to Hanover’s loss for the year ended December 31, 2003, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $118.9 million to achieve coverage of 1:1. During the year, we recorded $250.6 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2004.

(3)	Due to Hanover’s loss for the year ended December 31, 2002, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $101.4 million to achieve coverage of 1:1. During 2002, we recorded $182.7 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2004.